UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-40685 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Midland Securities Ltd

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1605 LBJ Freeway, Ste 700
(No. and Street)

| Dallas | TX | 75234 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Alex Saldivar | 469-522-4466 | asaldivar@midlandsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George PLLC
(Name – if individual, state last, first, and middle name)

| 5179 CR 1026 | Celeste | TX | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/24/2009 | 3366 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Bradford Phillips_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Midland Securities Ltd_____, as of __12/31_____, 2 _022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: President

_Paula D. Decker_
Notary Public

PAULA D. DECKER
Notary Public, State of Texas
Comm. Expires 12-11-2024
Notary ID 126749385

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

# CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Midland Securities, Ltd. as of December 31, 2022, the related statements of operations, partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Midland Securities, Ltd. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Midland Securities, Ltd.'s management. Our responsibility is to express an opinion on Midland Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midland Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Midland Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Midland Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Midland Securities, Ltd.'s auditor since 2013.

Celeste, Texas
March 24, 2023

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# MIDLAND SECURITIES, LTD.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2022

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 443,400 |
| Receivable from clearing broker-dealer | | 154,842 |
| Debt securities, at fair value | | 27,958,209 |
| Trading deposit | | 8,745,465 |
| Clearing deposit | | 508,128 |
| Other assets | | 9,359 |
| | | |
| Total assets | $ | 37,819,403 |

LIABILITIES and PARTNERS' CAPITAL

Liabilities

| | | |
|---|---|---:|
| Accounts Payable | | 1,605 |
| Commissions payable | $ | 82,010 |
| Payable to clearing broker-dealer | | 6,141,032 |
| Debt securities sold, not yet purchased, at fair value | | 22,871,678 |
| Payable to related party | | 35 |
| | | |
| Total liabilities | | 29,096,360 |
| Partners' capital | | 8,723,043 |
| Total liabilities and partners' capital | $ | 37,819,403 |

# MIDLAND SECURITIES, LTD.
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2022

REVENUES

| | | |
|---|---|---:|
| Trading profits, net of trading interest expense of $572,724 | $ | (609,263) |
| Securities commissions | | 78,285 |
| Syndicate underwriting revenue | | 283,975 |
| Interest | | 551,108 |
| | | |
| Total revenue | | 304,105 |

EXPENSES

| | |
|---|---:|
| Clearing and execution costs | 201,640 |
| Communications | 8,225 |
| Compensation and related costs | 1,297,141 |
| News and quotes | 339,968 |
| Occupancy and equipment | 42,733 |
| Professional fees | 33,200 |
| Regulatory fees | 19,309 |
| Other expenses | 6,199 |
| Total operating expenses | 1,948,415 |

| | | |
|---|---|---:|
| NET LOSS | $ | (1,644,310) |

See accompanying notes to financial statements.

**MIDLAND SECURITIES, LTD.**
**STATEMENT OF PARTNERS' CAPITAL**
**YEAR ENDED DECEMBER 31, 2022**

| | General Partner | | Limited Partner | | Total | |
|---|---|---|---|---|---|---|
| Balances at December 31, 2021 | $ | 2,771 | $ | 10,364,582 | $ | 10,367,353 |
| Net Loss | | (1,644) | | (1,642,666) | | (1,644,310) |
| Balances at December 31, 2022 | $ | 1,127 | $ | 8,721,916 | $ | 8,723,043 |

# MIDLAND SECURITIES, LTD.
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2022

**Cash flows from operating activities:**

| | | |
|---|---|---:|
| Net income/(loss) | $ | (1,644,310) |

Adjustments to reconcile net income/(loss) to net cash used in operating activities

| | | |
|---|---|---:|
| Unrealized (gain)/loss on debt securities and debt securities sold, not yet purchased | | 876,424 |
| Depreciation | | 91 |

Changes in assets and liabilities

| | | |
|---|---|---:|
| Decrease/(increase) in receivable from clearing broker-dealer | | 121,520 |
| Decrease/(increase) in debt securities | | 7,777,409 |
| Decrease/(increase) in trading deposit | | (577,808) |
| Decrease/(increase) in clearing deposit | | (1,303) |
| Decrease/(increase) in other assets | | 673 |
| Increase/(decrease) in accounts payable | | (8,914) |
| Increase/(decrease) in commissions payable | | (40,498) |
| Increase/(decrease) in payable to clearing broker-dealer | | (11,482,825) |
| Increase/(decrease) in debt securities sold, not yet purchased | | 3,705,416 |
| Increase/(decrease) in payable related party | | (138,198) |
| | | |
| Net cash used in operating activities | $ | (1,412,323) |
| | | |
| Net increase/(decrease) in cash | $ | (1,412,323) |
| | | |
| Cash at beginning of year | $ | 1,855,723 |
| | | |
| Cash at end of year | $ | 443,400 |

**Supplemental Disclosures of Cash Flow Information:**

Cash paid during the year for:

| | | |
|---|---|---:|
| Interest | $ | 572,724 |
| Income Taxes | $ | - |

See accompanying notes to financial statements.

**NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business:

Midland Securities, Ltd., (the "Partnership"), is a Texas limited partnership established in June 1985. The managing general partner of the Partnership is ARS Windchase, Inc., a Nevada corporation (the "General Partner"). Unless dissolved sooner by the General Partner, the term of the Partnership shall continue until December 31, 2031.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Partnership's other business activities it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Partnership's operations consist primarily of trading of debt securities for its own account and brokering debt securities for institutional customers. The Partnership also trades debt securities in the secondary wholesale market and participates in firm commitment municipal bond syndicate underwritings, generally as a co-manager on new issues. The Partnership's trading, brokering, and underwriting consist primarily in U.S. government securities, municipal bonds and certificates of deposit issued by banking institutions. The majority of the Partnership's customers are institutions and broker-dealers located throughout the United States.

 Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

**NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Debt Securities Sold, Not Yet Purchased

Debt securities sold, not yet purchased consist of debt securities the Partnership has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Revenue Recognition

*Significant Judgments*

Revenue from contracts with customers includes trading profits, securities commissions and syndicate underwriting revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Trading Profits*

The Partnership buys and sells securities for its own accounts (proprietary transactions). Trading profits and related clearing expenses are recorded on the trade date (the date on which an agreement is entered into, setting forth the important aspects of the transaction such as a description of the instruments, quantity, price, delivery terms, etc.) The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the Partnership. Trading profits are recorded net of margin interest, which is accrued monthly.

*Securities Commissions*

The Partnership buys and sells securities on behalf of its customers (agency transactions). Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Securities commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

*Syndicate Underwriting Revenue*

The Partnership participates in syndicate underwritings of securities for governmental entities that want to raise funds through the sale of securities. Revenues are earned from fees arising from syndicate underwritings in which the Partnership participates. Revenue is recognized on the closing date of the underwriting (within 30 days of trade date, this is when all gains/losses are known and the syndicate can distribute payments or invoices) for the portion the Partnership is contracted to buy. The Partnership believes that the closing date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Partnership needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The lead manager on the underwriting estimates expenses incurred by the syndicate and the Partnership recognizes revenues net of such expenses.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

The Partnership is subject to state income taxes.

Leases

The Partnership accounts for its leases in accordance with *FASB ASC 842*, Leases. The Partnership is a lessee in a noncancellable operating lease for office space. The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Partnership has elected to not recognize ROU assets and lease liabilities for immaterial or short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

**NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS**

*Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

*Processes and Structure*

Management is responsible for the Partnership's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Partnership's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

**NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

*Fair Value Measurements*

The following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

> Investments in debt securities and debt securities sold, not yet purchased are carried at estimated fair values and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Partnership's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

> Substantially all of the Partnership's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Partnership's major security types by the fair value hierarchy levels as of December 31, 2022.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Debt Securities | $ - | $ 27,958,209 | $ - | $ 27,958,209 |
| Total | $ - | $ 27,958,209 | $ - | $ 27,958,209 |
| | | | | |
| **LIABILITIES** | | | | |
| Debt Securities Sold, Not Yet Purchased | $ - | $ 22,871,678 | $ - | $ 22,871,678 |
| Total | $ - | $ 22,871,678 | $ - | $ 22,871,678 |

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2022, the Partnership recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Partnership during 2022.

## NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Partnership has a clearing agreement with Hilltop Securities, Inc. (Hilltop), to provide execution and custody of debt security transactions for customers and trading for its own account. The clearing agreement requires the Partnership to maintain a minimum clearing deposit of $500,000.

The Partnership has a receivable from Hilltop of $154,842 at December 31, 2022.

The Partnership also has a trading deposit with Hilltop of $8,745,465 at December 31, 2022. The trading deposit is required to satisfy margin requirements associated with the Partnership's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Partnership's inventory trading accounts.

The Partnership has a margin payable to Hilltop of $6,141,032 at December 31, 2022. The payable balance fluctuates on a daily basis as the Partnership purchases and sells securities through Hilltop for its own account. Interest is calculated daily (6.125% at December 31, 2022), based on a fixed spread over the federal funds rate and is paid monthly. The Partnership's debt securities are held by Hilltop as collateral for the payable balance.

## NOTE D – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Partnership had net capital of $6,075,713, which was $5,975,713 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2022.

## NOTE E – RELATED PARTY TRANSACTIONS

The Partnership and Liberty Bankers Life Insurance Company (Liberty), a related party, are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Liberty acts as a common paymaster for the Partnership and regularly advances payroll and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There were no amounts due to Liberty at December 31, 2022 related to payroll advances.

The Partnership is a participating employer in a 401(k) plan offered by Liberty. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Partnership may make matching and discretionary contributions. Employee contributions are vested immediately. For the year ended December 31, 2022 the Partnership made matching contributions of $4,332 and did not incur any expenses related to the plan.

## NOTE F – OFFICE LEASES / COMMITMENTS

The Partnership's corporate office space located in Dallas, TX is provided by Liberty at no charge to the Partnership.

The Partnership leases branch office facilities in Montclair, NJ under a non-cancelable operating lease through March 2023. Future minimum rental payments under this lease total $6,411 for the year ending December 31, 2023. Office rent expense for the New Jersey facility for the year totaled $37,054 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

## NOTE G – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership enters into syndicate underwriting commitments. All transactions relating to syndicate underwriting commitments that were open at December 31, 2022 were subsequently settled, and had no material effect on the financial statements.

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

## NOTE H – OFF-BALANCE-SHEET RISK

As discussed in Note A, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Partnership has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Partnership records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

**MIDLAND SECURITIES, LTD.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2022**

**NOTE I – CONCENTRATION OF CREDIT RISK**

The Partnership is subject to concentration risk by holding large positions in debt securities and debt securities sold, not yet purchased.

The Partnership has a receivable, debt securities, a trading deposit, and a clearing deposit, held by and due from Hilltop totaling $37,366,644 or approximately 99% of total assets, at December 31, 2022.

The Partnership also has a payable to, and debt securities sold, not yet purchased obligation to Hilltop totaling $29,012,710 or approximately 99.7% of total liabilities, at December 31, 2022.

At various times during the year, the Partnership maintains cash balances at a national bank in excess of federally insured amounts. At December 31, 2022, the partnership had an uninsured cash balance of $193,400. Cash balances fluctuate on a daily basis.

**NOTE J – SUBSEQUENT EVENTS**

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2022 through March 24, 2023, which is the date financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

**MIDLAND SECURITIES LTD.**
**SCHEDULE I - SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5**
**DECEMBER 31, 2022**

## COMPUTATION OF NET CAPITAL:

| | |
|---|---|
| Total Partners' Capital | $ 8,723,043 |
| Deductions for nonallowable assets: | |
| Other assets | 9,359 |
| Total deductions and/or charges | 9,359 |
| Net Capital before haircuts on securities positions | 8,713,684 |
| Haircuts on securities | |
| Debt securities | 2,583,674 |
| Undue concentration | 54,297 |
| Total haircuts on securities | 2,637,971 |
| Net Capital | $ 6,075,713 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Commissions payable | $ 82,010 |
| Accounts Payable | 1,605 |
| Payable to related party | 35 |
| Total aggregate indebtedness | $ 83,650 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000) | $ 100,000 |
| Net capital in excess of minimum requirement required or minimum dollar net capital requirement) | $ 5,975,713 |
| Ratio of aggregate indebtedness to net capital | .01 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under rule 15c3-1 as of December 31, 2022 as filed by Midland Securities, Ltd. on Form X-17A-5. Accordingly, no reconciliation is necessary.

MIDLAND SECURITIES LTD.
SCHEDULE I - SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
DECEMBER 31, 2022

## Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

## Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See notes to financial statements and report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Midland Securities, Ltd. identified the following provision of 17 C.F.R. §15c3-3(k) under which Midland Securities, Ltd. claimed the following exemption from 17 C.F.R. §240.15c3-3:(2)(ii) exemption provision and (2) Midland Securities, Ltd. stated that Midland Securities, Ltd. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Midland Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midland Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 24, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



MIDLAND SECURITIES, LTD.

## Exemption Report

**Midland Securities, Ltd.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Midland Securities, Ltd.**

I, Bradford A. Phillips, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** ______________________

Title: CEO/FINOP

**March 20, 2023**

**Executive Offices:**
**1605 LBJ Freeway ▪ Suite 700 ▪ Dallas, Texas 75234**
**(469) 522-4400 ▪ Fax (469) 522-4401**